FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934
For the month of March 2009
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ..).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if you are not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

This document includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The Ordinary Shares trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of a corporate communication’s availability on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of this document’s availability on HSBC’s website and would like to receive a printed copy or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

HSBC Holdings plc
(Incorporated as a public limited company in England with registered number 617987)

Circular to Shareholders relating to a proposed 5 for 12 Rights Issue of 5,060,239,065 New Ordinary Shares at 254 pence each and a Notice of General Meeting

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, AN INVITATION TO INDUCE AN OFFER, OR A SOLICITATION OF AN OFFER TO ACQUIRE, THE NIL PAID RIGHTS, THE FULLY PAID RIGHTS OR THE NEW ORDINARY SHARES IN ANY JURISDICTION.

This is not a prospectus but a shareholder circular. The Prospectus containing details of the Rights Issue (including details of the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares to be offered pursuant to the Rights Issue) will not be posted to Qualifying Shareholders but will be published on the Company’s website at www.hsbc.com on or around 17 March 2009, except that Qualifying Shareholders on the Hong Kong branch register (other than those who have agreed or are taken to have agreed to receive corporate communications by electronic means) will receive a printed copy of the Prospectus and Qualifying Shareholders and ADS Holders in the United States will receive a notice informing them how to access the US Prospectus electronically. Investors should read the Prospectus or the US Prospectus (as appropriate) for detailed information about the Rights Issue before deciding whether or not to invest in the Nil Paid Rights, Fully Paid Rights or New Ordinary Shares. Investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this document except on the basis of the information, and the terms and conditions of the Rights Issue, contained in the Prospectus or the US Prospectus, as the case may be, and, in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders only, the Provisional Allotment Letter. The distribution of this document and/or the form of proxy into any jurisdiction other than the United Kingdom, Hong Kong and Bermuda may be restricted by law. Persons into whose possession this document and/or the accompanying form of proxy comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Qualifying Euroclear Shareholders will be issued Euroclear Subscription Rights by Euroclear France. Euroclear Subscription Rights will not be admitted to listing or trading on Euronext Paris.

Notice of a general meeting of the Company to be held at 10.00 a.m. (UK time) on 19 March 2009 in the Platinum Suite, ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL, United Kingdom is set out at the end of this document. A form of proxy for use at the General Meeting is enclosed and, to be valid, should be completed, signed and returned so as to be received by Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom by no later than 10.00 a.m. (UK time) on 17 March 2009; by Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 6.00 p.m. (Hong Kong time) on 17 March 2009; or by Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda by no later than 7.00 a.m. (Bermuda time) on 17 March 2009. Completion and return of a form of proxy will not prevent members from attending and voting in person should they wish to do so.

SUBJECT TO CERTAIN LIMITED EXCEPTIONS, THE RIGHTS ISSUE IS NOT BEING MADE TO SHAREHOLDERS OR INVESTORS IN ANY OF THE EXCLUDED TERRITORIES. There will be no offer or invitation to acquire, or any solicitation of any offer to acquire, Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. None of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter and the New Ordinary Shares will be registered under the securities laws of any of the Excluded Territories and none of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter or the New Ordinary Shares will qualify for distribution under any of the relevant securities laws of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks). Accordingly, none of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letter and the New Ordinary Shares may be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, into or within any of the Excluded Territories (other than pursuant to any applicable exceptions as agreed with the Company and certain of the Banks).

The Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities referred to in this document, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption from registration.

This document does not constitute a prospectus or an extract from, or a summary or abridged version of, a prospectus in connection with an offering of securities of the Company. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the Prospectus or the US Prospectus (as appropriate) published by the Company. This document does not constitute an offer to sell, an invitation to induce an offer or the solicitation of an offer to acquire, any securities and cannot be relied upon for any investment contract or decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference herein contain certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and “reasonably possible”, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

Changes in general economic conditions in the markets in which HSBC operates, such as:

•	continuing or deepening recessions and fluctuations in employment;

•	changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and sterling) and government-established exchange rates (for example, between the Hong Kong dollar and US dollar);

•	volatility in interest rates;

•	volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America;

•	lack of liquidity in wholesale funding markets;

•	illiquidity and downward price pressure in national real estate markets, particularly consumer-owned real estate markets;

•	the length and severity of current market turmoil;

•	the impact of lower than expected investment returns on the funding of private and public sector defined benefit pensions;

•	the effect of unexpected changes in actuarial assumptions on longevity which would influence the funding of private and public sector defined benefit pensions; and

•	consumer perception as to the continuing availability of credit, and price competition in the market segments served by HSBC.

Changes in government policy and regulation, including:

•	the monetary, interest rate and other policies of central banks and other regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve, the US Securities and Exchange Commission, the US Office of the Comptroller of the Currency, the European Central Bank, the People’s Bank of China and the central banks of other leading economies and markets where HSBC operates;

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

•	initiatives by local, state and national regulatory agencies or legislative bodies to revise the practices, pricing or responsibilities of financial institutions serving their consumer markets;

•	changes in bankruptcy legislation in the principal markets in which HSBC operates and the consequences thereof;

•	general changes in government policy that may significantly influence investor decisions, in particular in markets in which HSBC operates, including financial institutions newly taken into state ownership on a full or partial basis;

•	extraordinary governmental actions as a result of current market turmoil;

•	other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC’s products and services;

•	the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and

•	the effects of competition in the markets where HSBC operates including increased competition from non-bank financial services companies, including securities firms.

Factors specific to HSBC:

•	the success of HSBC in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, HSBC’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and

•	the success of HSBC in addressing operational, legal and regulatory and litigation challenges.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Subject to any applicable legal and/or regulatory requirements, HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exchange rate

For the purposes of this document, unless otherwise specified, any amounts converted into US$ were calculated by reference to the £ : US$ exchange rate of £1 : US$1.42145 at approximately 3.00 p.m. on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement) as published by Bloomberg and any amounts converted into HK$ were calculated by reference to the £ : HK$ exchange rate of £1 : HK$11.0236 at approximately 3.00 p.m. on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement) as published by Bloomberg.

Currency

In this document, all references to: (i) “sterling”, “pounds sterling”, “£” or “pence” are to the lawful currency of the United Kingdom; (ii) “US dollars” or “US$” are to the lawful currency of the United States of America; and (iii) “Hong Kong dollars” or “HK$” are to the lawful currency of Hong Kong.

Timetables

Expected timetables of events relating to the Rights Issue in the UK, Hong Kong and Bermuda are set out on pages 6, 7 and 8 respectively. Unless otherwise stated, references to time contained in this document are to UK time.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK	6

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN HONG KONG	7

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN BERMUDA	8

LETTER FROM THE CHAIRMAN OF HSBC	10

DEFINITIONS AND INTERPRETATION	16

NOTICE OF GENERAL MEETING	21

Access to the Meeting

The Platinum Suite, ExCel London, is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the General Meeting is fully accessible to all Shareholders, please contact Jenny Varley (tel +44 (0)20 7992 3889, fax +44 (0)20 7991 4883, e-mail jenny.varley@hsbc.com) if you have any particular access or other needs.

The Notice of General Meeting is available on our website, www.hsbc.com.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK

2009

Suspension of removals of Ordinary Shares from the UK principal register to a branch register begins	8.00 a.m. on 2 March

UK Record Date for entitlements under the Rights Issue	5.00 p.m. on 13 March

Expected date of publication of the Prospectus	17 March

Latest time and date for receipt of forms of proxy for the General Meeting	10.00 a.m. on 17 March

“Ex” date for Ordinary Shares in respect of the fourth interim dividend	8.00 a.m. on 18 March

General Meeting	10.00 a.m. on 19 March

Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)	19 March

UK Admission and start of offer period in the UK	8.00 a.m. on 20 March

Ordinary Shares marked “ex-rights” by the London Stock Exchange	8.00 a.m. on 20 March

Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	8.00 a.m. on 20 March

Nil Paid Rights and Fully Paid Rights enabled in CREST	8.00 a.m. on 20 March

Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 20 March

Suspension of removals of Ordinary Shares from the UK principal register to a branch register ends	8.00 a.m. on 20 March

Record date in respect of the fourth interim dividend	5.00 p.m. on 20 March

Latest time and date for cashless take up or sale of rights using the Computershare Investor Services PLC dealing facility	3.00 p.m. on 27 March

Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (that is, if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them to certificated form)
4.30 p.m. on 27 March

Recommended latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account (that is, if your Nil Paid Rights or Fully Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form)
3.00 p.m. on 30 March

Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid, for rights traded on the London Stock Exchange	3.00 p.m. on 1 April

Latest time and date in the UK for acceptance, payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on 3 April

New Ordinary Shares credited to stock accounts in CREST (uncertificated holders only)	8.00 a.m. on 6 April

Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange	8.00 a.m. on 6 April

Announcement of results of the Rights Issue	by 8 April

Expected date of despatch of definitive share certificates for New Ordinary Shares in certificated form (certificated holders only)	by 14 April

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN HONG KONG

All references below are
to Hong Kong time
2009

Suspension of removals of Ordinary Shares from the Hong Kong branch register to the UK principal register or the Bermuda branch register begins	9.30 a.m. on 2 March

Ordinary Shares marked “ex-rights” by the Hong Kong Stock Exchange	9.30 a.m. on 12 March

HK Record Date for entitlements under the Rights Issue	4.30 p.m. on 13 March

Latest time and date for which transfers of Ordinary Shares are accepted for registration on the Hong Kong branch register for participation in the Rights Issue	4.30 p.m. on 13 March

Expected date of publication of the Prospectus	17 March

Latest time and date for receipt of forms of proxy for the General Meeting	6.00 p.m. on 17 March

“Ex” date for Ordinary Shares in respect of the fourth interim dividend	9.30 a.m. on 18 March

General Meeting (held in the UK)	6.00 p.m. on 19 March

Despatch of Provisional Allotment Letters (to Qualifying Non-CCASS Shareholders only)	19 March

HK Admission and start of offer period in Hong Kong	9.30 a.m. on 20 March

Record date in respect of the fourth interim dividend (see note (vi) below)	4.30 p.m. on 20 March

Suspension of removals of Ordinary Shares from the Hong Kong branch register to the UK principal register or the Bermuda branch register ends	4.30 p.m. on 20 March

Nil Paid Rights credited to stock accounts in CCASS (Qualifying CCASS Shareholders only)	by 9.30 a.m. on 23 March

Dealings in New Ordinary Shares, nil paid, commence on the Hong Kong Stock Exchange	9.30 a.m. on 23 March

Latest time and date for splitting Provisional Allotment Letters, for rights traded on the Hong Kong Stock Exchange	4.30 p.m. on 26 March

Last day of dealings in New Ordinary Shares, nil paid, on the Hong Kong Stock Exchange	31 March

Latest time and date in Hong Kong for acceptance, payment in full and registration of Provisional Allotment Letters	4.00 p.m. on 3 April

Announcement of results of the Rights Issue	by 8 April

Expected date of despatch of definitive share certificates for New Ordinary Shares in certificated form (certificated holders only)	by 8 April

New Ordinary Shares credited to stock accounts in CCASS (uncertificated holders only)	by 9.30 a.m. on 9 April

Dealings in New Ordinary Shares, fully paid, expected to commence on the Hong Kong Stock Exchange	9.30 a.m. on 9 April

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN BERMUDA

All references below are
to Bermuda time
2009

Suspension of removals of Ordinary Shares from the Bermuda branch register to the UK principal register or the Hong Kong branch register begins	9.00 a.m. on 2 March

Ordinary Shares marked “ex-rights” by the Bermuda Stock Exchange	9.00 a.m. on 11 March

Bermuda Record Date for entitlements under the Rights Issue	5.00 p.m. on 13 March

Expected date of publication of the Prospectus	17 March

Latest time and date for receipt of forms of proxy for the General Meeting	7.00 a.m. on 17 March

“Ex” date for Ordinary Shares in respect of the fourth interim dividend	9.00 a.m. on 18 March

General Meeting (held in the UK)	7.00 a.m. on 19 March

Despatch of Provisional Allotment Letters to Qualifying Bermuda Shareholders	19 March

Start of offer period in Bermuda	9.00 a.m. on 20 March

Suspension of removals of Ordinary Shares from the Bermuda branch register to the UK principal register or the Hong Kong branch register ends	9.00 a.m. on 20 March

Record date in respect of the fourth interim dividend	5.00 p.m. on 20 March

Latest time and date for splitting Provisional Allotment Letters	3.00 p.m. on 1 April

Latest time and date in Bermuda for acceptance, payment in full and registration of Provisional Allotment Letters	11.00 a.m. on 3 April

Dealings in New Ordinary Shares, fully paid, commence on the Bermuda Stock Exchange	9.00 a.m. on 6 April

Announcement of results of the Rights Issue	by 8 April

Notes to the preceding timetables:

(i)	Each of the times and dates set out in the above timetables and mentioned in this document and in any other document issued in connection with the Rights Issue is subject to change by the Company (with the agreement of certain of the Banks), in which event details of the new times and dates will be notified to the UK Listing Authority, the Hong Kong Stock Exchange, the Bermuda Stock Exchange, the New York Stock Exchange and Euronext Paris and, where appropriate, to Shareholders.

(ii)	If there is a tropical cyclone warning signal number 8 or above or a “black” rainstorm warning signal in force in Hong Kong at any time:

(a)	before 12.00 noon (Hong Kong time) but no longer in force after 12.00 noon (Hong Kong time) on the latest date for acceptance and payment in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be extended to 5.00 p.m. (Hong Kong time) on the same date; or

(b)	between 12.00 noon and 4.00 p.m. (Hong Kong time) on the latest date for acceptance and payment in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be postponed to 4.00 p.m. (Hong Kong time) on the following HK Business Day.

(iii)	If the latest time for acceptance of and payment for the New Ordinary Shares does not take place on 3 April 2009, the dates mentioned in the preceding timetables may be affected. The Company will notify Shareholders by way of announcement of any change to the expected timetables as soon as practicable.

(iv)	If you hold your Ordinary Shares through a nominee, depending on the arrangements made on your behalf by that nominee, the latest time and date for giving instructions to that nominee may be set earlier. If you hold your Ordinary Shares through an Admitted Institution of Euroclear France, your Admitted Institution may set an earlier deadline for subscription in order to permit the Admitted Institution to communicate acceptances to the French Subscription Agent in a timely manner.

(v)	If you are a Qualifying Euroclear Shareholder you will need to return the form of direction issued to you by your Admitted Institution by the time and date indicated to you by your Admitted Institution. The latest time and date for giving instructions to your Admitted Institution may be set earlier than the time provided for the return of forms of proxy to the Registrars. Such form of direction is also available upon request from HSBC France, S.A., 103 avenue des Champs-Elyseés, 75419 Paris Cedex 08.

(vi)	As the record date for the fourth interim dividend for the financial year ended 31 December 2008 is on 20 March 2009, the Hong Kong branch register will be closed on 20 March 2009.

(vii)	Subject to the granting of listing of, and permission to deal in, the New Ordinary Shares in their nil paid and fully paid forms on the Main Board of the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the New Ordinary Shares in their nil paid and fully paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the New Ordinary Shares in their nil paid and fully paid forms or such other dates as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

(viii)	The Rights Issue is conditional, amongst other things, upon the passing, without material amendment, of the Resolutions and UK Admission having become effective by not later than 8.00 a.m. on 20 March 2009 (or such later time and date (being not later than 27 March 2009) as certain of the parties to the Underwriting Agreement may agree). If the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated prior to UK Admission, the Rights Issue will not proceed. Shareholders should note that any persons who deal in Ordinary Shares in Bermuda from the Bermuda Ex-Rights Date and in Hong Kong from the HK Ex-Rights Date up until the time that UK Admission occurs bear the risk that the Rights Issue may not proceed. Shareholders and prospective investors should also note that the prices for those shares which are traded on an ex-rights basis may not be directly comparable with the prices for those shares which are still traded cum-rights.

(ix)	Since the UK Ex-Rights Date, the HK Ex-Rights Date and the Bermuda Ex-Rights Date are each fixed for different dates to cater for different regulations and market practices for rights issues in the UK, Hong Kong and Bermuda and because the Issue Price in Hong Kong dollars and United States dollars has been fixed on the 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement), the Company has instructed the Registrars not to process removals of Ordinary Shares: (i) from the Hong Kong branch register to either the UK principal register or the Bermuda branch register from 9.30 a.m. (Hong Kong time) on 2 March 2009 until 4.30 p.m. (Hong Kong time) on 20 March 2009; (ii) from the UK principal register to either the Hong Kong branch register or the Bermuda branch register from 8.00 a.m. (UK time) on 2 March 2009 until 8.00 a.m. (UK time) on 20 March 2009; and (iii) from the Bermuda branch register to either the UK principal register or to the Hong Kong branch register from 9.00 a.m. (Bermuda time) on 2 March 2009 until 9.00 a.m. (Bermuda time) on 20 March 2009. Accordingly, Shareholders will not be able to transfer their Ordinary Shares between the registers during these times.

(x)	As the Issue Price for HK Shareholders is in Hong Kong dollars, the Issue Price for Bermuda Shareholders is in United States dollars and the Issue Price for UK Shareholders is in pounds sterling, it will not be possible to transfer Nil Paid Rights from either the Hong Kong branch register or the Bermuda branch register to the UK principal register or vice versa or from the Hong Kong branch register to the Bermuda branch register or vice versa.

3 March 2009

Dear Shareholder

Proposed 5 for 12 Rights Issue of 5,060,239,065 New Ordinary Shares at 254 pence each

1	Introduction

On 2 March 2009, HSBC announced that it proposes to raise approximately £12.5 billion (US$17.7 billion) (net of expenses) by way of a fully underwritten Rights Issue of 5,060,239,065 New Ordinary Shares at 254 pence per share on the basis of 5 New Ordinary Shares for every 12 Existing Ordinary Shares. A copy of that announcement can be viewed at www.hsbc.com/investor-relations. The Company also published its results for the financial year ended 31 December 2008 on 2 March 2009. The results announcement and the Annual Report and Accounts for the financial year ended 31 December 2008 can be viewed at www.hsbc.com/investor-relations.

The Rights Issue is conditional upon, amongst other things, Shareholders’ approval of an increase in the Company’s authorised share capital to create sufficient Ordinary Shares for the Rights Issue and the Shareholders granting authority to the Directors to allot and issue the New Ordinary Shares at the General Meeting.

The purpose of this document is to provide Shareholders with details of the Rights Issue and notice of a general meeting of the Company to consider and, if thought fit, pass the resolutions required to authorise the Company to carry out the Rights Issue.

2	Background to and reasons for the Rights Issue

HSBC has long maintained a culture of responsibility and conservative risk management which have combined to produce a strong financial position which has enabled it to create valued long-term relationships with customers. These fundamental beliefs are deeply rooted in our character. The key elements of financial strength are a strong capital base coupled with sustainable and stable funding sources, and in particular a strong and growing deposit base. Those strengths have served us well over the years. Today HSBC is well capitalised, liquid and profitable. Our capital strength is supported by a conservative balance sheet characterised by an advances to deposits ratio of 83.6 per cent as at 31 December 2008 and a core funding base that continues to grow.

We are however today facing unprecedented turmoil in the economic and financial environment, with major uncertainties ahead. The current global economic downturn, combined with extreme volatility in financial markets, means that the financial system remains under stress. Over the past 12 months, many of our competitors have received significant government capital injections or have raised capital from shareholders and other investors. Higher regulatory capital requirements, in part from the effect of the economic downturn on capital requirements under the Basel II regime, as well as changing market sentiment on appropriate levels of leverage, have also raised expectations regarding capital levels. While we have maintained strong capital ratios, we are now raising the top of our target range for the tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent. The Rights Issue will add 150 basis points to our capital ratios, strengthening the core equity tier 1 ratio to 8.5 per cent and the tier 1 ratio to 9.8 per cent, in each case on a pro forma basis as at 31 December 2008. We are determined that HSBC should maintain its signature financial strength.

We are continuing to manage the capital allocation within the HSBC Group to concentrate on our core emerging markets and faster growing businesses. In light of continuing losses from our US consumer finance business, yesterday we announced further actions in the US to restructure our operations and to put into run off all of our branch-based consumer lending operations, which are branded “HFC” and “Beneficial”. We have also closed down most of our structured credit and mortgage-backed securities distribution operations. Outside the US, during 2008 we have sold certain businesses that are not core to our strategy, such as our French regional banks.

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Management Office:
8 Canada Square, London E14 5HQ, United Kingdom

We remain confident that HSBC is well-placed in today’s environment and that our strength leads to opportunity. Our strategy has served HSBC well and positions it for long-term growth with attractive returns. We continue to combine our position as the world’s leading emerging markets bank with an extensive international network across both developed and faster growing markets. At the same time, as the financial system exhibits stress, our competitive position is improving as the capacity and capabilities of financial institutions are constrained by lack of capital and funding; many of them are also focusing more on their respective domestic markets.

Planned internal capital generation remains strong and this capital raising will enhance our ability to deal with the impact of an uncertain economic environment and to respond to unforeseen events. Importantly, it will also give us options regarding opportunities which we believe will present themselves to those with superior financial strength. These may involve organic investment in the continued taking of market share from more capital constrained competitors. There may also be opportunities to grow through targeted acquisitions, by taking advantage of attractive valuations where the opportunities in question align with our strategy and the risks are understood.

As explained below, the Directors have rebased the envisaged dividend per share, for the first three interim dividends in respect of 2009, to reflect the impact of the enlarged ordinary share capital resulting from the Rights Issue, prevailing business conditions and capital requirements. Until the end of 2007, HSBC had grown its dividend per share by 10 per cent or more every year for 15 years, reflecting the strong growth and shareholder returns that the Company has delivered. For 2009, the Directors have carefully considered HSBC’s dividend payments in view of the Company’s desire to retain its absolute and relative position of capital strength. The current challenges that have left much of the wider financial services sector unable to support cash returns to shareholders have also been factored into this consideration.

The dividend payments envisaged remain substantial and reflect management’s long-term confidence in the business. However, they also move the Company to a more conservative position to reflect the uncertain current environment and to retain more capital within the business. HSBC will continue to aim to pay progressive dividends in line with the long-term growth of the business.

During a period of global financial turmoil, our business model, the broad base of our earnings, our distinctive character and our brand mean that we remain one of the strongest international banks.

Your Board believes that the Rights Issue is in the best interests of Shareholders, helping us strengthen our competitive positioning so that we can better deliver sustained value over time.

3	Summary of the principal terms of the Rights Issue

Pursuant to the Rights Issue, the Company is proposing to offer New Ordinary Shares by way of rights to all Qualifying Shareholders (other than, subject to certain exceptions as agreed with the Company and certain of the Banks, Qualifying Shareholders with registered addresses in any of the Excluded Territories) on the following basis:

5 New Ordinary Shares for every 12 Existing Ordinary Shares

held and registered in their name on the Record Date. Entitlements to New Ordinary Shares will be rounded down to the nearest whole number. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders but will be aggregated and sold in the market for the benefit of the Company. ADS Holders will also be able to participate in the Rights Issue.

The Issue Price for Shareholders on the UK principal register is 254 pence per New Ordinary Share. The Issue Price for Shareholders on the Hong Kong branch register is HK$28.00 per New Ordinary Share, which was calculated by reference to the £ : HK$ exchange rate of £1 : HK$11.0236 at approximately 3.00 p.m. (UK time) on 27 February 2009 as published by Bloomberg. The Issue Price for Shareholders on the Bermuda branch register is US$3.61 per New Ordinary Share, which was calculated by reference to the £ : US$ exchange rate of £1 : US$1.42145 at approximately 3.00 p.m. (UK time) on 27 February 2009 as published by Bloomberg.

The Issue Price for Shareholders on the UK principal register of 254 pence per New Ordinary Share represents a discount of approximately 47.5 per cent to the Closing Price of an Ordinary Share of 484.21 pence on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement) and a 39.0 per cent discount to the theoretical ex-rights price based on that Closing Price, in each case adjusted for the fact that the New Ordinary Shares will not rank for the fourth interim dividend in respect of the financial year ended 31 December 2008 of US$0.10 per Ordinary Share. The unadjusted Closing Price of an Ordinary Share on 27 February 2009 was 491.25 pence.

The Issue Price for Shareholders on the Hong Kong branch register of HK$28.00 per New Ordinary Share represents a discount of approximately 50.2 per cent to the closing price on the Hong Kong Stock Exchange of an

Ordinary Share of HK$56.17 on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement), adjusted for the fact that the New Ordinary Shares will not rank for the fourth interim dividend in respect of the financial year ended 31 December 2008 of US$0.10 per Ordinary Share. The unadjusted closing price on the Hong Kong Stock Exchange of an Ordinary Share on 27 February 2009 was HK$56.95.

The completion of the Rights Issue will result in 5,060,239,065 New Ordinary Shares being issued (representing approximately 41.7 per cent of the existing issued ordinary share capital of the Company as at 27 February 2009 (being the latest practicable date prior to the publication of this document) and 29.4 per cent of the Enlarged Share Capital immediately following completion of the Rights Issue). Qualifying Shareholders who take up their pro rata entitlement in full will suffer no dilution to their interests in the Company. If a Qualifying Shareholder does not take up any of his/her entitlement under the Rights Issue, his/her proportionate shareholding will be diluted by 29.4 per cent.

The Rights Issue is conditional, amongst other things, upon:

(i)	the Underwriting Agreement having become unconditional in all respects save for the condition relating to UK Admission and not having been terminated in accordance with its terms;

(ii)	UK Admission becoming effective by not later than 8.00 a.m. on 20 March 2009 (or such later time and date (being not later than 27 March 2009) as certain of the parties to the Underwriting Agreement may agree); and

(iii)	the passing, without material amendment, of the Resolutions.

The New Ordinary Shares (nil paid) will be provisionally allotted to all Qualifying Shareholders on 19 March 2009. The provisional allotment is expected to be confirmed on 6 April 2009 and those Qualifying Shareholders entitled to New Ordinary Shares are expected to be entered on the Company’s register of members on 6 April 2009.

Holdings of Existing Ordinary Shares in certificated and uncertificated form or on different registers of members will be treated as separate holdings to calculate entitlements under the Rights Issue.

The New Ordinary Shares, when issued and fully paid, will rank for all dividends declared, made or paid after the date of allotment and issue of the New Ordinary Shares (except in respect of the fourth interim dividend of US$0.10 per Ordinary Share for the financial year ended 31 December 2008 declared by the Company on 2 March 2009, as the New Ordinary Shares are being issued after the record date for this dividend) and otherwise pari passu with the Existing Ordinary Shares. The New Ordinary Shares, when issued, will be in registered form and will be capable of being held in certificated form and in uncertificated form through CREST or CCASS.

The Rights Issue is fully underwritten by the Underwriters pursuant to the Underwriting Agreement.

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities respectively, to the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Ordinary Shares (nil and fully paid) on the Main Board of the Hong Kong Stock Exchange, and to the New York Stock Exchange, Euronext Paris and the Bermuda Stock Exchange for listing of the New Ordinary Shares (fully paid). Application will also be made for the ADSs representing New Ordinary Shares to be listed and traded on the New York Stock Exchange. It is expected that UK Admission will become effective and that dealings in the New Ordinary Shares, nil paid, will commence on the London Stock Exchange at 8.00 a.m. on 20 March 2009. It is also expected that HK Admission will become effective at 9.30 a.m. (Hong Kong time) on 20 March 2009 and that dealings in the New Ordinary Shares, nil paid, will commence on the Main Board of the Hong Kong Stock Exchange at 9.30 a.m. (Hong Kong time) on 23 March 2009.

The full terms of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of rights not taken up, will be set out in the Prospectus and, in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders, in the Provisional Allotment Letter.

4   Financial impact of the Rights Issue

As at 31 December 2008, HSBC’s core equity tier 1 ratio was 7.0 per cent and its tier 1 ratio was 8.3 per cent. Adjusting for the proceeds of the Rights Issue, the core equity tier 1 ratio and tier 1 ratio would have been approximately 8.5 per cent and 9.8 per cent, respectively, on a pro forma basis as at 31 December 2008. HSBC is now raising the top of its target range for the tier 1 ratio so that the range will be from 7.5 per cent to 10 per cent.

5   Structure of the Rights Issue

The Rights Issue has been structured in a way that is expected to have the effect of creating distributable reserves approximately equal to the net proceeds of the Rights Issue less the par value of the New Ordinary Shares issued by the Company. Provided that certain conditions are met, the proceeds of the Rights Issue (after the deduction of certain agreed fees, costs and expenses) will be applied by the Receiving Agent on behalf of the Bank Subscriber to subscribe for redeemable preference shares in Newco, which is a Jersey company owned by the Company and the Bank Subscriber.

The Company will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of the Bank Subscriber transferring its holdings of ordinary shares and redeemable preference shares in Newco to the Company. Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, the Company will own the entire issued share capital of Newco whose only asset will be cash reserves, equal to the net proceeds of the Rights Issue. The Company will be able to redeem the redeemable preference shares in Newco in order to access these funds and, during any interim period prior to redemption, by procuring that Newco lends those funds to the Company.

The Company may elect to implement the Rights Issue without using the structure described above if it deems it to be in the Company’s interests to do so.

6   Overseas Shareholders

New Ordinary Shares will be provisionally allotted (nil paid) to all Qualifying Shareholders, including Qualifying Shareholders with registered addresses in any of the Excluded Territories. However, subject to certain exceptions as agreed with the Company and certain of the Banks, Provisional Allotment Letters will not be sent to Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders or Qualifying Bermuda Shareholders with registered addresses in, or who are otherwise known to the Company to be residents of, any of the Excluded Territories, nor will the CREST stock accounts of Qualifying CREST Shareholders with registered addresses in, or the CCASS stock accounts of Qualifying CCASS Shareholders with addresses in, or in either case who are otherwise known to the Company to be residents of, any of the Excluded Territories, be credited with Nil Paid Rights. Such Qualifying Shareholders who therefore cannot take up the New Ordinary Shares provisionally allotted to them will be treated in the same way as all other Qualifying Shareholders who do not take up the New Ordinary Shares provisionally allotted to them.

Qualifying Euroclear Shareholders will be issued Euroclear Subscription Rights by Euroclear France and will receive one Euroclear Subscription Right for each Euroclear Interest held at the close of business (Central European time) on Euronext Paris on the Record Date. Euroclear Subscription Rights exist only within the systems of, and are issued by, Euroclear France. They evidence Nil Paid Rights held in CREST for the benefit of Euroclear France. Euroclear Subscription Rights will not be admitted to listing or trading on Euronext Paris.

7   Dividends

The Directors have declared a fourth interim dividend for 2008 of US$0.10 per Ordinary Share (in lieu of a final dividend) which, together with the first three interim dividends for 2008 of US$0.18 per Ordinary Share already paid, will make a total distribution in respect of the year of US$0.64 per Ordinary Share. The aggregate dividend payments per Ordinary Share for 2008 represent a decrease of 29 per cent in US$ terms and 15 per cent in sterling terms from the aggregate dividend payments in respect of 2007. The fourth interim dividend for 2008 will be payable on 6 May 2009, with a scrip dividend alternative, to Shareholders on the register on 20 March 2009. As the record date for this dividend is 20 March 2009, the New Ordinary Shares, when issued on 6 April 2009, will not rank for this dividend.

The Board intends to continue to pay quarterly interim dividends on the Ordinary Shares, with a pattern of three equal interim dividends with a variable fourth interim dividend. The level of dividends per Ordinary Share in future while reflecting the long-term growth of HSBC’s business will depend upon, among other things, expected future earnings, prevailing business conditions and capital requirements. It is envisaged that the first interim dividend in respect of 2009 will be US$0.08 per Ordinary Share. The Board has rebased the envisaged dividend per share for the first three interim dividends in respect of 2009 to reflect the impact of the foregoing factors and the impact of the enlarged ordinary share capital resulting from the Rights Issue.

8   Current trading and prospects

On 2 March 2009, HSBC published its Annual Report and Accounts for the financial year ended 31 December 2008 which can be viewed at www.hsbc.com/investor-relations. Business performance in January 2009 has been strong and ahead of HSBC’s expectations.

9   HSBC Share Plans

The options and awards granted under the HSBC Share Plans (other than the Share Ownership Plan) may be adjusted by the Company as a result of the Rights Issue in accordance with the rules of the relevant plan. Any such adjustments will be subject, where appropriate, to approval from HM Revenue & Customs or the Irish Revenue Commissioners and a report from the Company’s auditors that such proposed adjustments are fair and reasonable. Participants will be contacted separately with further information on how their options and/or awards may be affected by the Rights Issue.

Participants in the Share Ownership Plan will be contacted separately about their rights under the Rights Issue.

10   General Meeting

Completion of the Rights Issue is conditional upon Shareholders’ approval of the Resolutions (without material amendment) being obtained at the General Meeting. The General Meeting will be held at 10.00 a.m. on 19 March 2009 in the Platinum Suite, ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL, United Kingdom.

Summary and explanation of the proposed Resolutions

A summary and explanation of the Resolutions to be proposed at the General Meeting is set out below. Please note that these are not the full text of the Resolutions and you should read this section in conjunction with the full text of the Resolutions contained in the Notice at the end of this document.

Resolution 1 — To increase the Company’s authorised ordinary share capital

Resolution 1 will increase the Company’s authorised share capital by the creation of a further 6,000,000,000 Ordinary Shares (which represents an increase of approximately 40.0 per cent in the authorised ordinary share capital of the Company). This will create additional ordinary share capital to be issued in part under the Rights Issue and to allow the Company to retain authorised, but unissued, ordinary share capital for general purposes following the Rights Issue.

Resolution 2 — To give the Directors the authority to allot the New Ordinary Shares in connection with the Rights Issue

Resolution 2 will grant the Directors authority to allot the New Ordinary Shares for the purposes of the Rights Issue pursuant to section 80 of the UK Companies Act 1985. The maximum aggregate nominal amount of ordinary share capital which the Directors would have authority to allot pursuant to Resolution 2 is US$2,530,200,000 which represents approximately 41.7 per cent of the total issued ordinary share capital of the Company as at 27 February 2009 (being the latest practicable date prior to the publication of this document). Assuming the Rights Issue takes place, the maximum aggregate amount of ordinary share capital which the Directors would have authority to allot pursuant to the allotment authority granted by the Shareholders at the Annual General Meeting held in 2008 would represent an amount equal to approximately 13.2 per cent of the Enlarged Share Capital. As at 27 February 2009 (being the latest practicable date prior to the publication of this document), the Company did not hold any treasury shares.

The Directors intend to use the authority given by Resolution 2 to allot the New Ordinary Shares in connection with the Rights Issue and for no other purpose. This authority will expire at the conclusion of the Company’s Annual General Meeting in 2009.

Resolution 3 — To disapply pre-emption rights, where necessary, in connection with the Rights Issue

Resolution 3, which will be proposed as a special resolution, will give the Directors authority to allot on a non-pre-emptive basis, where necessary, the New Ordinary Shares to be allotted pursuant to Resolution 2 for the purposes of the Rights Issue, including subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws or the requirements of any territory.

The maximum aggregate nominal amount of ordinary share capital which the Directors would have authority to allot pursuant to Resolution 3 is US$2,530,200,000 which represents approximately 41.7 per cent of the total issued ordinary share capital of the Company as at 27 February 2009 (being the latest practicable date prior to the publication of this document).

11   Action to be taken in respect of the General Meeting

A form of proxy is enclosed (and is available at www.hsbc.com/proxy) for use at the General Meeting. Whether or not you propose to attend the General Meeting, you are requested to complete and submit a form of proxy in accordance with the instructions on the form of proxy. The form of proxy must be received not less than 48 hours before the time of the holding of the General Meeting (or any adjourned meeting). The completion and submission of a form of proxy will not preclude a Shareholder from attending and voting in person at the General Meeting. Shareholders with internet access may submit their form of proxy electronically, at www.hsbc.com/proxy by entering their Shareholder Reference Number and the Personal Identification Number which is either printed on their form of proxy or which has been sent to them by email if they have registered an email address to receive electronic communications. For Ordinary Shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

If you are a Qualifying Euroclear Shareholder, you will need to return the form of direction issued to you by your Admitted Institution by the time and date indicated to you by your Admitted Institution. The latest time and date for giving instructions to your Admitted Institution may be set earlier than the time provided for the return of forms of proxy to the Registrars.

12   Intentions of the Directors

The Directors who are entitled to acquire New Ordinary Shares under the Rights Issue intend to take up in full their rights to acquire New Ordinary Shares, other than the rights arising in connection with any Ordinary Shares the executive Directors hold through the Share Ownership Plan. In accordance with the basis on which the Share Ownership Plan operates, the trustees of the plan will sell such number of those rights during the nil paid dealing period as will meet the cost of taking up the balance of such rights.

13   Board recommendation to the Shareholders

The Board considers that the Rights Issue and the Resolutions are in the best interests of the Company and its Shareholders as a whole and accordingly the Board unanimously recommends to Shareholders that they vote in favour of the Resolutions, as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares.

Yours sincerely

S K Green
Group Chairman

DEFINITIONS AND INTERPRETATION

The definitions set out below apply throughout this document, unless the context requires otherwise.

“Admitted Institution”	an admitted institution of Euroclear France which holds Ordinary Shares on behalf of its clients through Euroclear France or, as the context so requires, an institution which holds Ordinary Shares on behalf of its clients through such an admitted institution

“ADS”	an American Depositary Share representing five Ordinary Shares

“ADS Holders”	holders of ADSs

“Bank Subscriber”	one of the Banks, or such other person as the Company may validly elect pursuant to the arrangements to be entered into in relation to the subscription of shares in Newco

“Banks”	the Underwriters and other financial institutions who are party to the Underwriting Agreement

“Basel Committee”	Basel Committee on Banking Supervision

“Basel II”	International Convergence of Capital Measurement and Capital Standards published by the Basel Committee in June 2006

“Bermuda branch register”	the Bermuda overseas branch register of members of the Company

“Bermuda Ex-Rights Date”	9.00 a.m. (Bermuda time) on 11 March 2009 or such other date as the Company may determine

“Bermuda Record Date”	5.00 p.m. (Bermuda time) on 13 March 2009 or such other date as the Company may determine

“Bermuda Shareholders”	Shareholders whose Ordinary Shares are registered on the Bermuda branch register

“Board”	the board of Directors of the Company

“Business Day”	any day on which banks are generally open in London and Hong Kong for the transaction of business other than a Saturday or Sunday or public holiday

“CCASS”	The Central Clearing and Settlement System established and operated by HKSCC

“certificated” or “in certificated form”	a share or other security which is not held through CREST or CCASS

“Closing Price”	the closing, middle market quotation in pounds sterling of an Ordinary Share, as published in the Daily Official List

“the Company”	HSBC Holdings plc

“core equity tier 1 capital”	tier 1 capital less innovative tier 1 securities and preference shares

“core equity tier 1 ratio”	the amount of core equity tier 1 capital as a proportion of risk-weighted assets

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the Euroclear UK Regulations operated by Euroclear UK & Ireland Limited

“CREST member”	a person who has been admitted by Euroclear UK as a system-member (as defined in the Euroclear Regulations)

“Daily Official List”	the daily official list of the London Stock Exchange

“Director”	a director of the Company

“Enlarged Share Capital”	the issued ordinary share capital of the Company following the issue of the New Ordinary Shares pursuant to the Rights Issue, assuming that no Ordinary Shares are issued pursuant to the exercise of options granted under the HSBC Share Plans between the Record Date and the date of completion of the Rights Issue

“Euroclear France”	Euroclear France, société anonyme, or the successor for the time being to such business, the French depositary and settlement institute

“Euroclear Interest”	an interest in, and corresponding to, the Existing Ordinary Shares which are registered in the name of Euroclear France and which are traded on Euronext Paris

“Euroclear Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time

“Euroclear Subscription Rights”	interests created in Euroclear France, for use within the system of Euroclear France, reflecting Nil Paid Rights

“Euronext Paris”	Euronext Paris, by Euronext, the French regulated market of the New York Stock Exchange

“Excluded Territories”	Canada, India, Indonesia, Japan, Mexico, the Kingdom of Saudi Arabia, South Korea, Switzerland, Turkey, the United Arab Emirates and any other jurisdiction where the extension or availability of the Rights Issue (and/or any other transaction contemplated thereby) would breach any applicable law

“Existing Ordinary Shares”	the Ordinary Shares in issue as at the Record Date

“French Subscription Agent”	CACEIS Corporate Trust

“Fully Paid Rights”	rights to acquire New Ordinary Shares, fully paid

“General Meeting”	the extraordinary general meeting of the Company to be held at 10.00 a.m. on 19 March 2009 as set out in the Notice

“HK Admission”	admission of the New Ordinary Shares, nil paid, to trading on the Main Board of the Hong Kong Stock Exchange

“HK Business Day”	a day (other than a Saturday, Sunday or a day on which either a tropical cyclone signal warning number 8 or above or a “black” rainstorm warning signal is in force in Hong Kong) upon which the Hong Kong Stock Exchange is open for dealings

“HK Ex-Rights Date”	9.30 a.m. (Hong Kong time) on 12 March 2009 or such other date as the Company may determine

“HK Record Date”	4.30 p.m. (Hong Kong time) on 13 March 2009 or such other date as the Company may determine

“HK Shareholders”	Shareholders whose Ordinary Shares are registered on the Hong Kong branch register

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of The People’s Republic of China

“Hong Kong branch register”	the Hong Kong overseas branch register of members of the Company

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HSBC”	the Company or, as the context so requires, the HSBC Group

“HSBC Group”	the Company and each of its subsidiaries and subsidiary undertakings from time to time

“HSBC Share Plans”	the HSBC Share Plan, the HSBC Holdings Group Share Option Plan, the HSBC Holdings Savings-Related Share Option Plan, the HSBC

Holdings Savings-Related Share Option Plan: International, the Share Ownership Plan, the HSBC Holdings Executive Share Option Scheme, the HSBC France Option Plan, the HSBC Private Bank France Option Plan, the HSBC Plan d’Epargne Enterprise, the HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan, The Bank of Bermuda: Executive Share Option Plan 1997, The Bank of Bermuda: Share Option Plan 2000 and The Bank of Bermuda: Directors’ Share Option Plan

“Issue Price”	254 pence per New Ordinary Share or, for HK Shareholders, HK$28.00 per New Ordinary Share (being the HK$ equivalent of 254 pence by reference to the £ : HK$ exchange rate at approximately 3.00 p.m. (UK time) on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement) as published by Bloomberg), or, for Bermuda Shareholders, US$3.61 per New Ordinary Share (being the US$ equivalent of 254 pence by reference to the £ : US$ exchange rate at approximately 3.00 p.m. (UK time) on 27 February 2009 (being the last Business Day prior to the Rights Issue Announcement) as published by Bloomberg)

“London Stock Exchange”	London Stock Exchange plc or its successor(s)

“New Ordinary Shares”	the Ordinary Shares to be issued by the Company pursuant to the Rights Issue

“New York Stock Exchange”	The New York Stock Exchange, Inc.

“Newco”	Chinnery Limited, a company incorporated in Jersey

“Nil Paid Rights”	New Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue

“Notice”	the notice convening the General Meeting, at the end of this document

“Official List”	the official list of the UK Listing Authority

“Ordinary Shares”	ordinary shares of US$0.50 each in the capital of the Company

“Prospectus”	the prospectus to be published by the Company relating to the Rights Issue

“Provisional Allotment Letter”	the provisional allotment letters issued to Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders, as applicable

“Qualifying Bermuda Shareholders”	Qualifying Shareholders holding Ordinary Shares on the Bermuda branch register

“Qualifying CCASS Shareholders”	persons holding an interest in Ordinary Shares on the Hong Kong branch register through CCASS on the HK Record Date

“Qualifying CREST Shareholders”	Qualifying Shareholders holding Ordinary Shares on the UK principal register through CREST

“Qualifying Euroclear Shareholders”	Qualifying Shareholders holding Ordinary Shares in uncertificated form in Euroclear France

“Qualifying Non-CCASS Shareholders”	Qualifying Shareholders holding Ordinary Shares on the Hong Kong branch register in certificated form (that is, not through CCASS)

“Qualifying Non-CREST Shareholders”	Qualifying Shareholders holding Ordinary Shares on the UK principal register in certificated form (that is, not through CREST)

“Qualifying Shareholders”	Shareholders on the relevant register of members of the Company on the Record Date

“Receiving Agent”	Computershare Investor Services PLC and, where appropriate, Computershare Hong Kong Investor Services Limited

“Record Date”	for UK Shareholders, the UK Record Date or, for HK Shareholders, the HK Record Date or, for Bermuda Shareholders, the Bermuda Record Date

“Registrars”	Computershare Investor Services PLC, Computershare Hong Kong Investor Services Limited and Corporate Shareholder Services, The Bank of Bermuda Limited

“Resolutions”	the resolutions to be proposed at the General Meeting in connection with the Rights Issue, set out in the Notice

“Rights Issue”	the proposed offer by way of rights to Qualifying Shareholders to acquire New Ordinary Shares, on the terms and conditions to be set out in the Prospectus (or the US Prospectus, as the case may be) and, in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and Qualifying Bermuda Shareholders only, the Provisional Allotment Letter

“Rights Issue Announcement”	the announcement by the Company on 2 March 2009 of the Rights Issue

“SEC”	United States Securities and Exchange Commission

“Shareholders”	holders of Ordinary Shares

“Share Ownership Plan”	the HSBC Holdings UK Share Ownership Plan

“subsidiary”	has the meaning given in section 1159 of the UK Companies Act 2006

“subsidiary undertaking”	has the meaning given in section 1162 of the UK Companies Act 2006

“tier 1” and “tier 1 capital”	have the meanings given to such terms in the General Prudential Sourcebook (as set out in the UK Financial Services Authority Handbook) as at 31 December 2008

“tier 1 ratio”	the amount of tier 1 capital as a proportion of risk-weighted assets

“UK Admission”	admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the market for listed securities of the London Stock Exchange

“UK Companies Act 1985”	the UK Companies Act 1985, as amended from time to time

“UK Companies Act 2006”	the UK Companies Act 2006, as amended from time to time

“UK Ex-Rights Date”	8.00 a.m. on 20 March 2009 or such other date as the Company may determine

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000 (as amended)

“UK principal register”	the UK principal register of members of the Company

“UK Record Date”	5.00 p.m. on 13 March 2009 or such other date as the Company may determine

“UK Shareholders”	Shareholders whose Ordinary Shares are registered on the UK principal register

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register of the share or security concerned as being, or interests in which are, held (i) in CREST and title to which by virtue of the Euroclear Regulations, may be transferred by means of CREST or (ii) in CCASS and title to or interests in which, by virtue of the General Rules of CCASS and CCASS Operational Procedures, may be transferred by means of CCASS

“Underwriters”	the financial institutions underwriting the Rights Issue under the terms of the Underwriting Agreement

“Underwriting Agreement”	the conditional underwriting agreement dated 2 March 2009 between the Company and the Banks

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US Prospectus”	the prospectus pursuant to which the Rights Issue will be made to Qualifying Shareholders in the United States and ADS Holders and which will form part of a registration statement on Form F-3 to be filed with the SEC on or about 19 March 2009

HSBC Holdings plc
Notice of General Meeting

Notice is hereby given that a General Meeting of the Company will be held in the Platinum Suite, ExCel London, One Western Gateway, Royal Victoria Dock, London E16 1XL, United Kingdom on Thursday 19 March 2009 at 10.00 a.m. to consider and (if thought fit) pass the following Resolutions of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolution 3 will be proposed as a Special Resolution:

1	THAT the authorised share capital of the Company be and is hereby increased from US$7,500,100,000, £401,500 and €100,000 to US$10,500,100,000, £401,500 and €100,000 by the creation of an additional 6,000,000,000 ordinary shares of US$0.50 each in the capital of the Company forming a single class with the existing ordinary shares of US$0.50 each in the capital of the Company.

2	THAT, subject to the passing of Resolution 1 set out in the Notice convening this General Meeting, in addition to all subsisting authorities to the extent unused, the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 80 of the UK Companies Act 1985 (the “Act”), to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of US$2,530,200,000 in connection with the allotment of New Ordinary Shares (as defined in the circular of which the Notice convening this General Meeting forms part (the “Circular”)), pursuant to the Rights Issue (as defined in the Circular) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

3	THAT, subject to the passing of Resolution 2 set out in the Notice convening this General Meeting, the Directors be and are hereby empowered to allot equity securities (as defined by section 94 of the UK Companies Act 1985 (the “Act”)) the subject of the authority granted by Resolution 2 as if section 89(1) of the Act, where relevant, did not apply to any such allotment and in particular to make such allotment subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

By Order of the Board

R G Barber

Group Company Secretary	3 March 2009

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Management Office:
8 Canada Square, London E14 5HQ, United Kingdom

Notes:

(1)	Voting on each resolution at the General Meeting will be decided on by a poll.

The issued share capital of the Company with voting rights on 27 February 2009, being the latest practicable date prior to the publication of this document, was 12,144,573,757 ordinary shares of US$0.50 each.

(2)	A member entitled to attend, speak and vote at the General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend, speak and vote instead of the member. A member may appoint more than one proxy in relation to the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. A proxy need not be a member of the Company. Completion and submission of the form of proxy provided with this Notice will not preclude a member from attending and voting in person at the General Meeting. If a member wishes to appoint more than one proxy and so requires additional proxy forms, the original proxy form may be photocopied or additional forms can be obtained from Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from HSBC in accordance with section 146 of the UK Companies Act 2006 (“nominated persons”). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the General Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the General Meeting.

The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons’ personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

(3)	In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited not less than 48 hours before the time of the holding of the General Meeting (or any adjourned meeting) at: the offices of Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom (being 10.00 a.m. (UK time) on 17 March); the offices of Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (being 6.00 p.m. (Hong Kong time) on 17 March); or the offices of Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (being 7.00 a.m. (Bermuda time) on 17 March). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the General Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

(4)	Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the “Principal Register”) after 12.01 a.m. (UK time) on the day immediately before the day of the General Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the General Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at 12.01 a.m. on the day immediately before the day of the General Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the General Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member’s name at that time.

(5)	CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the General Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

−	the information in the instruction is incorrect;

−	the person expressed to have sent the instruction did not in fact send it; or

−	the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

(6)	In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

(7)	In order to facilitate voting by corporate representatives at the General Meeting, arrangements will be put in place at the General Meeting so that (i) if a corporate shareholder has appointed the Chairman of the General Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the General Meeting, then on a poll those corporate representatives will be deemed to give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the General Meeting but the corporate shareholder has not appointed the Chairman of the General Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend (normally being the first to register at the General Meeting unless otherwise decided at the General Meeting) who will vote on a poll and the other corporate representatives will be deemed to give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives — www.icsa.org.uk — for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

(8)	The Directors are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.

*Non-executive Director
†Independent non-executive Director

(9)	The general purpose of the authorities to be conferred on the Directors by each of the Resolutions contained in the Notice is to enable the Directors to allot shares in connection with the Rights Issue.

(10)	For safety reasons, security checks will be carried out on entry to the General Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the General Meeting and that all mobile telephones must be switched off.

(11)	If the Chairman, as a result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company’s securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the Financial Services Authority. As a result, any member holding 3 per cent or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the Financial Services Authority.

(12)	In the event of a conflict between any translation and the English text hereof, the English text will prevail.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc
By: /s/ P A Stafford
Name: P A Stafford
Title: Assistant Group Secretary
Date: March 3, 2009